SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

NAME:	Archstone Alternative Solutions Fund

ADDRESS OF PRINCIPAL BUSINESS OFFICE (NO. & STREET, CITY, STATE, ZIP CODE):

Archstone Alternative Solutions Fund
360 Madison Avenue, 20th Floor
New York, New York 10017

TELEPHONE NUMBER (INCLUDING AREA CODE): 212-201-0500

NAME AND ADDRESS OF AGENTS FOR SERVICE OF PROCESS:

Rinarisa DeFronze
Archstone Alternative Solutions Fund
360 Madison Avenue, 20th Floor
New York, New York 10017

COPIES TO:
George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒   No ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 19th day of March, 2015.

Archstone Alternative Solutions Fund
(Name of Registrant)

By: /s/ Joseph S. Pignatelli
Name: Joseph S. Pignatelli
Title: Initial Trustee